8-50831

SECUR 06009759 ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN WILSHIRE SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE BUSINESS: (Do not use P.O. Box No.)

1400 OLD COUNTRY ROAD, SUITE 106
(No. and Street)

WESTBURY	NEW YORK	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL FINNAN, CEO — 516-622-3100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MUHLSTOCK HOLZWANGER, LLP
(Name – *if individual, state last, first, middle name*)

21 PENN PLAZA	NEW YORK	NEW YORK	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See action 240. 17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, MICHAEL FINNAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGAN WILSHIRE SECURITIES, INC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BUSSELL J. SEEBANZA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01SP4747588
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MUHLSTOCK HOLZWANGER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgan Wilshire Securities, Inc.

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2005, and the related statements of income, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Muhlstock Holzwanger LLP

New York, New York
January 29, 2006

MUHLSTOCK HOLZWANGER, LLP
Certified Public Accountants
21 Penn Plaza, Suite 1006
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Assets	
Cash and cash equivalents	$ 1,139,279
Receivable from clearing broker	1,443
Securities owned at market value	11,435
Other assets	25,610
Total assets	$ 1,177,767

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Account payable and accrued expenses	$ 79,244
Securities sold not yet purchased	80,824
Commissions payable	245,855
Total liabilities	405,923
Commitment and contingencies	
Stockholders' equity	
Common stock, $0.10 par value authorized 1,000 shares issued and outstanding 293 shares	29
Capital in excess of par value	1,172,894
Accumulated deficit	(401,079)
Total stockholders' equity	771,844
Total liabilities and stockholders' equity	$ 1,177,767

See accompanying notes to financial statements.